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                                                                EXHIBIT 99(c)(9)

                                        October 19, 1999



Mr. Robert Spring



Dear Robert:


As you know, we are currently in negotiations to sell Cade Industries, Inc. to Pratt & Whitney, a division of United Technologies Corporation ("Pratt"). Your continued commitment to Cade Industries, Inc. and its subsidiaries is an important consideration to the contemplated transaction. The purpose of this letter is to provide Pratt and you with assurances of continuity of your current employment with Cade Industries Inc., or its subsidiary with which you are employed (collectively the "Company"), after the sale. This letter outlines our understanding concerning your continued employment following the change of ownership, including: (i) a description of the compensation package you will be provided; and (ii) certain agreements you will provide to the Company in consideration of the benefits provided herein. This letter will become effective upon completion of the acquisition of the Company by Pratt.


I.  Responsibilities and Compensation
    ---------------------------------

Following the completion of the acquisition of the Company by Pratt, you will continue in a position with responsibilities substantially similar to those you currently have. Your yearly base salary will continue at $121,706, subject to periodic review with adjustments based on your demonstrated performance, consistent with the Company's compensation practices. You will continue to be eligible for annual incentive bonuses with a target equal to 30% of your base salary. Actual awards will be determined by the Company based on an assessment of performance and achievement of applicable objectives established for that year. This determination will be consistent with the Company's customary practices and procedures under the current incentive program. We have been advised by Pratt that you will also be eligible to participate in the United Technologies Corporation Recognition Stock Option

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Program. Details of this program will be provided under separate cover. We have also been advised by Pratt that you will receive a special grant of 1,000 non-qualified United Technologies Corporation stock options. Future awards will be based on demonstrated performance and determined in accordance with Pratt's established compensation practices. You will also continue your existing yearly car allowance of $4,800 during the term of this Agreement. If your employment is terminated without cause during the term of this Agreement, you will be eligible for a severance benefit as described below.


In addition to the foregoing, you will participate in other benefit programs generally available to Company employees, including but not limited to health care, dental, life insurance, vacation, short and long-term disability.



II.  Terms and Conditions
     --------------------

The employment arrangement described in this letter will be for a period of three (3) years following the date Pratt closes on the acquisition of the Company. If your employment is terminated prior to that date by the Company without cause, you will receive a severance benefit equal to six (6) months of your then current base salary, unless eligible for severance benefits under a change of control, severance, employment or other similar agreement. If you voluntarily terminate employment prior to such date, you will receive no severance benefit. If the Company materially and adversely changes your compensation, benefits or job responsibilities, your termination of employment will not be considered voluntary. If the Company terminates your employment "for cause", you will not receive any severance benefits. For purposes of this Agreement, a termination will be considered to be "for cause" if: (i) you are convicted of a crime involving moral turpitude, fraud, theft, or embezzlement which results in or is intended to result in your personal enrichment at the expense of the Company; (ii) commission of an act of fraud upon the Company; misappropriation of funds or property of the Company; (iii) a material violation of the Company's policy concerning conflicts of interest or business ethics; or
(iv) the result of gross negligence or dereliction in the performance of your job responsibilities. Notwithstanding the above, nothing in the employment arrangement described in this letter is intended to supersede or otherwise modify the benefits that may become payable to you under the terms of the Company's Change in Control Agreement, dated August 4, 1998, to which you are a party, (the "Change in Control Agreement") provided however, to the extent that you become entitled to any payment or benefit under the Change in Control Agreement, you will not be entitled to receive any of the severance benefits described in this letter.


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During the period of this Agreement, and for a period of one year following your termination of employment, you agree that you will not engage or participate or in any way assist, directly or indirectly, as an employee, consultant or otherwise, any person or entity which competes with any of the businesses or activities of the Company unless the Company provides its written consent. You also agree that you will not disclose to any party "confidential information" about the Company or any of its other affiliates. For purposes of this agreement, "confidential information" means any proprietary, privileged, technical, financial, strategic, customer or marketing information, the disclosure of which would reasonably be considered to be adverse to the business or prospects of the Company. You also agree that you will enter into a standard intellectual property agreement as shall be provided by the Company.

We are very excited about the future of the Company under Pratt's ownership. We very much look forward to your continued participation and contributions to this business. Please acknowledge your agreement with the offer terms described in this letter and return one signed original to my office.


                                                        Sincerely yours,


                                                        RICHARD A. LUND
                                                        ------------------------



Acknowledged and Accepted:



/s/ ROBERT SPRING                                       October 20, 1999
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By:  Robert Spring                                      Date





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